SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press release, dated November 13, 2008.

Document 1

For Immediate Release
November 13, 2008
RM: 17 – 08

Crystallex Reports Q3 2008 Financial Results

TORONTO, ONTARIO, November 13, 2008 – Crystallex International Corporation (TSX: KRY) (NYSE Alternext US: KRY) today reported its financial results for the quarter ended September 30, 2008. The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles. The Consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Crystallex International Corporation website at www.crystallex.com. The Documents have been filed with SEDAR (www.sedar.com).

Overview

The Company’s principal asset is its interest in the Las Cristinas gold project located in Sifontes, Bolivar State, Venezuela. On October 1, 2008, the Revemin mill reverted to the State of Venezuela and the Company discontinued mining operations at its El Callao properties.

Highlights

Las Cristinas Permitting Events

Below is a chronology over the last year and a half of the recent significant steps that have been taken to secure the Permit:

•
In June 2007, the Corporacion Venezolana de Guayana (“CVG”) was formally notified by the Ministry of Environment and Natural Resources (“MinAmb”) that all requirements had been fulfilled for the issuance of the Authorization to Affect Natural Resources (the “Permit”) which will enable construction of the mine to begin. MinAmb approved the EIS for the Las Cristinas gold project, and requested the CVG post a construction compliance guarantee bond and pay certain environmental taxes. Crystallex posted the requested bond and paid the requested taxes. No impediments were raised in discussions with Government officials at that time; they subsequently confirmed that the Company was in good standing for the issuance of the Permit.

•
In early 2008, Mr. Rodolfo Sanz was appointed Minister of the Ministry of Basic Industries and Mining (“MIBAM”) and President of the CVG, both titles giving him direct responsibility for the Las Cristinas project. Crystallex officials have met with the Minister on an ongoing basis.

▪	On April 30, 2008, the Director General of the Administrative Office of Permits at MinAmb issued a letter to the CVG denying its request for the Permit for the Las Cristinas project.
▪	On May 12, 2008, the Company filed a legal rebuttal to the position taken by the Director General of Permits at MinAmb.
▪
Crystallex argued that the position taken by the Director General, which led to the existing appeal against the Minister of MinAmb, is in conflict with the Las Cristinas EIS approval, the Construction Compliance Guarantee Bond request and Environmental Tax request already issued by MinAmb. Both the posting of the Bond and payment of the requested Tax were satisfied in 2007 and Crystallex obtained receipt of acceptance. In addition, the Company has said that the Ministry’s position appears to contradict normal mineral mining practices in the Imataca Forest Region and does not conform to the treatment of either current and/or historic projects. In addition, Crystallex believes that the position of this official and statements made by the Minister of MinAmb contradict Presidential Decrees, National Assembly Resolutions, MinAmb Resolutions and MIBAM Resolutions.

▪	On May 30, 2008, the Director General denied the legal rebuttal and advised the Company of its rights under Venezuelan law to appeal directly to the Minister of MinAmb.
▪
On June 4, 2008, the Company appeared by invitation at a public hearing of the Economic Development Committee of the Venezuelan National Assembly (the “National Assembly Committee”). At the hearing, Crystallex gave a presentation addressing plans for mining at Las Cristinas. The presentation included the Company’s plan for remediation and dealing with the environmental issues at the project and its planned social projects for the local communities such as employment and training projects. Senior representatives of MIBAM who appeared before the Committee hearings supported the position presented by Crystallex.

▪
The resolution issued by the National Assembly Committee states that the Las Cristinas project has been in development for a significant period of time with the support of several different branches of the Government. The resolution further noted that there was a lack of coordination between the various Government branches, and called for a positive solution which should consider the macroeconomic policies and goals of Venezuela, as well as the social needs of the people and the pre-existing environmental damage at Las Cristinas.

▪
On June 16, 2008, the Company filed an appeal with the Minister of MinAmb.  The Minister is obligated to issue a decision on the matter under Venezuelan law.  Notwithstanding this obligation, if the Minister has not issued a decision on the appeal within 90 business days of the filing of the appeal, the Company can elect to take a position in order to avail itself of additional procedural avenues under Venezuelan law deeming that the appeal has been denied.  Any such election by the Company does not relieve the Minister of her obligation to issue a decision with respect to the appeal.

▪
On June 18, 2008, the Company was invited by the Vice-Minister of MinAmb to a meeting during which Crystallex was informed that MinAmb was instructed by the Government of Venezuela to reconsider issuance of the Permit by discussing with Crystallex possible modifications of the Las Cristinas project to diminish the environmental impacts of the project and thus enable the Permit to be issued.

▪
On August 4, 2008, the Company filed with MinAmb a report which dealt with the MinAmb requests for (i) further improvements to the social projects in the area, (ii) mitigating the impact of open vein deposit mining in the currently affected areas of the Imataca Forest Reserve, and (iii) improving the remediation plans at the end of the mine life as well as repairing existing environmental damage caused by illegal mining.

▪
On August 8, 2008, as part of the ongoing process regarding the issuance of the Permit, a team from MinAmb led by the Vice-Minister of MinAmb concluded a two-day site visit of the Las Cristinas project.

▪
On August 20, 2008 the Vice-Minister of MinAmb issued an official letter which indicated that, upon technical evaluation by MinAmb, the August 4, 2008 submission complied with government guidelines on environmental and social matters and is technically viable. The letter noted that the foregoing conclusions should be considered by the Minister in rendering her decision on the Permit.

▪	On October 24, 2008, the Company filed a writ with MinAmb as a supplement to the Company’s appeal requesting the Minister to take the Vice-Minister’s August 20, 2008 letter into consideration.

Company’s Approach to the Las Cristinas Permit

Except for the Director General’s letters of April 30 and May 30, 2008, the Company has received express and implicit confirmation of the Company’s rights and the acceptability of performance from Venezuelan authorities with whom it interacts. The Company believes that the Director General’s actions are ultra vires, and subsequent proposals to address concerns have been formally met with a favourable written response. Accordingly, it has been the judgement of the Company that it is in its best interests to fulfil its obligations entirely and to continue to pursue final permitting rights for Las Cristinas and incur the consequential expenditures resulting from this pursuit.

In particular, the Company’s pursuit of the Permit has been further supported by ongoing discussions with representatives of MIBAM and the CVG, the Vice-Minister of MinAmb’s approval of the project modifications submitted in August 2008 and continuing support for the development of Las Cristinas from the Economic Development Committee of the Venezuelan National Assembly and from the local communities, as well as confirmation of Mine Operating Contract (“MOC”) compliance from both the CVG and MIBAM.  The Company has not been notified by MIBAM or any other government entity of any changes to the control of the Las Cristinas project or to the MOC.

As noted, the Minister of MinAmb is obligated to issue a decision on the Company’s permit appeal; however, if no decision is issued within 90 business days, (or by October 30, 2008), Venezuelan law allows the Company to elect to deem the appeal as being denied in order to avail itself of additional legal avenues.  The Company is taking the necessary steps to protect its shareholder and stakeholder rights, including the preservation of rights to pursue further legal avenues both inside and outside of Venezuela.

Liquidity and Capital Resources

▪	Cash and cash equivalents at September 30, 2008 were $44.6 million.
▪
Assuming expenditures at approximately the reduced rate following cost reductions in the first three quarters of 2008, the Company forecasts that it will have cash to fund its operations until the fourth quarter of 2009 (see “Liquidity and Capital Resources”).

Financial Performance

▪
Loss from continuing operations was $25.3 million ($0.09 per share) including $2.9 million of unrealized foreign exchange loss for the nine months ended September 30, 2008. Loss from continuing operations was $1.6 million ($0.01 per share) including $5.8 million of unrealized foreign exchange gain for the three months ended September 30, 2008.

▪	Loss from discontinued operations at El Callao was $3.5 million and $6.0 million for nine months and three months ended September 30, 2008, respectively.
▪	Expenditures were $17.0 million and $4.3 million on Las Cristinas for the nine months and three months ended September 30, 2008, respectively.

Discontinued operations

▪
At the end of September 2008, the Company ceased mining at the Tomi and La Victoria mines due to the handover of the Revemin mill to Minerven, a Venezuelan State-owned company, which was effective October 1, 2008.  Subsequent to October 1, 2008, the entire mill operating employees at Revemin and some of the mining employees accepted offers of employment with Minerven. The Company paid Minerven compensation for all severance costs relating to those employees who were assumed by Minerven and is in the process of terminating most of the remaining mining employees. The Company is also in discussions with Minerven regarding the return of the Tomi and La Victoria properties to the State and finalizing mine closure obligations.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development at the initial planned production rate of 20,000 tonnes of ore per day. Crystallex shares trade on the TSX (symbol: KRY) and NYSE Alternext US (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: Richard Marshall, VP at (800) 738-1577
Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform

Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	November 14, 2008	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer